Exhibit 99.2

Brookfield Infrastructure Partners Announces Third Quarter 2009 Results

Opportunity to Participate in Major Recapitalization and Acquisition Transaction

HAMILTON, BERMUDA--(Marketwire - November 03, 2009) - Brookfield Infrastructure Partners L.P. (the "Partnership") (NYSE: BIP) (TSX: BIP.UN) today announced its results for the quarter ended September 30, 2009, as well as those of its subsidiary, Brookfield Infrastructure L.P. (together with its subsidiaries "Brookfield Infrastructure")(1).

Adjusted net operating income ("ANOI")(2) for Brookfield Infrastructure totalled $12.1 million ($0.32 per unit) for the quarter ended September 30, 2009 compared to ANOI of $13.1 million ($0.34 per unit) in the third quarter of 2008. As a result of a weak price environment for logs and a reduction in harvest levels to preserve inventory value, ANOI from the timber business decreased $0.9 million in the third quarter of 2009, compared with the same period in 2008. However, Brookfield Infrastructure's transmission business achieved strong performance again in the quarter. Excluding a $5.3 million dividend received in the prior year from TBE, which was sold in the second quarter of this year, ANOI from its transmission segment increased 20% in the third quarter of 2009 primarily due to the positive impact of revenue indexation and returns on growth capital expenditures at Transelec.

The following table presents the results for Brookfield Infrastructure on a total and per unit basis:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
US$ millions (except per unit amounts)	2009	2008	2009(3)	2008(4)
ANOI	$12.1	$13.1	$96.9	$48.4
– per unit(5)	$0.32	$0.34	$2.54	$1.25
Net income	$(4.5)	$(1.4)	$55.5	$6.5
– per unit(5)	$(0.12)	$(0.04)	$1.45	$0.17

"During the quarter, results for both our transmission and timber businesses exceeded expectations, within the current environment," said Sam Pollock, Chief Executive Officer of Brookfield's Infrastructure Group. "Our timber business continued to feel the impact of the weak U.S. housing market. However, we are seeing signs that pricing in the log market has stabilized and is beginning to recover."

The following table presents both net income and ANOI by segment:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
US$ millions, unaudited	2009	2008	2009	2008
Net income (loss) by segment
Electricity transmission	$3.0	$7.4	$77.8 (3)	$24.8
Timber	(5.4)	(3.2)	(18.6)	(7.7)
Corporate	(2.1)	(5.6)	(3.7)	(10.6)
Net (loss) income	$(4.5)	$(1.4)	$55.5	$6.5

ANOI by segment
Electricity transmission	$14.1	$17.1	$108.1 (3)	$48.3
Timber	0.7	1.6	0.1	10.7
Corporate	(2.7)	(5.6)	(11.3)	(10.6)
ANOI	$12.1	$13.1	$96.9	$48.4

Operating Platforms

Electricity Transmission Operations

The following table presents Brookfield Infrastructure's electricity transmission segment's proportionate share of financial results. As it is accounted for on a cost basis, TBE's results are reflected as dividend income.

	Three months ended Sept. 30,		Nine months ended Sept. 30,
US$ millions, unaudited	2009	2008	2009	2008(4)
Revenues	$23.0	$23.5	$63.4	$67.7
Costs attributed to revenues	(4.5)	(4.2)	(12.2)	(10.6)
Dividend income	―	5.3	3.5	11.0
Net operating income	18.5	24.6	54.7	68.1
Other income (expenses)	1.3	(0.9)	1.7	(1.5)
Gain on sale of investment (after tax)	―	―	68.2	―
Interest expense(6)	(5.3)	(5.8)	(15.3)	(16.0)
Cash taxes	(0.4)	(0.8)	(1.2)	(2.3)
ANOI	14.1	17.1	108.1	48.3
Depreciation and amortization	(5.2)	(4.4)	(13.8)	(11.9)
Premium on refinancing	(2.8)	―	(2.8)	―
Unrealized losses on derivative instruments	(1.0)	(4.7)	(9.1)	(12.1)
Deferred taxes and other items	(2.1)	(0.6)	(4.6)	0.5
Net income	$3.0	$7.4	$77.8	$24.8

On a proportionate basis, Brookfield Infrastructure's transmission operations earned net operating income and ANOI of $18.5 million and $14.1 million, respectively, in the three-month period ended September 30, 2009, compared with $24.6 million and $17.1 million in the same period in 2008. However, 2008 results include $5.3 million of dividend income from TBE which was sold in June 2009.

For the three-month period ended September 30, 2009, Transelec's proportionate net operating income and ANOI were $12.4 million and $9.8 million, respectively, compared with $12.9 million and $8.5 million in the same period of 2008. The current period includes $1.2 million of revenue attributable to the first six months of the year related to the sub-transmission rate reassessment which was finalized effective January 2009. The third quarter of 2008 includes non-recurring revenue of $1.8 million relating to the retroactive application of the trunk transmission study. Adjusting for these amounts, net operating income and ANOI increased by 1% and 28% respectively, versus the third quarter of 2008, primarily the result of increased revenue from growth capital expenditures and positive Chilean inflation indexation. Operating margins at Transelec were 83% for the three-month period ended September 30, 2009 compared to 86% in the prior year. The primary driver of the decrease in operating margin was engineering revenue which has an operating margin of 15%. The engineering business is a core part of Transelec's growth strategy as it enables participation in higher risk transmission development projects while covering associated overhead.

For the three-month period ended September 30, 2009, Brookfield Infrastructure's Ontario transmission operation's net operating income and ANOI totaled $6.1 million and $4.3 million, respectively, compared with $6.4 million and $3.3 million for the same period in the prior year. The decline in net operating income was largely due to a weakening of the Canadian dollar and, to a lesser extent, a decline in revenues as a result of lower system demand in Ontario. For the quarter, ANOI increased as the impact of a combination of lower cash taxes in the current period and a loss on disposition of obsolete assets in the prior year more than offset the decline in net operating income.

Non-cash expenses are primarily comprised of depreciation and amortization, as well as non-cash inflation indexation on the Chilean peso denominated debt. Depreciation and amortization increased to $5.2 million for the three-month period ended September 30, 2009, from $4.4 million in the comparable period of 2008 due to incremental depreciation booked in conjunction with the expansion of Brookfield Infrastructure's asset base. In the third quarter of 2009, the non-cash impact of inflationary indexation on the Partnership's Chilean peso denominated debt offset the non-cash mark-to-market losses on derivative instruments, compared with a net loss of $1.0 million in the prior year. The derivative instruments relate to Transelec's currency hedging program, whereby 100% of Transelec's U.S. dollar debt has been converted to Chilean pesos to offset interest expense against Chilean peso revenue. In addition, results for the quarter include a premium on refinancing which represents the accounting loss booked in conjunction with the tender for $220 million of Transelec's senior notes due April 2011. These U.S. dollar denominated bonds were refinanced with a bond issue in the local Chilean market at a rate approximately 275 bps lower than the existing notes.

Timber Operations

The following table presents the timber segment's proportionate share of financial results.

	Three months ended Sept. 30,		Nine months ended Sept. 30,
US$ millions, unaudited	2009	2008	2009	2008
Revenues	$19.6	$32.4	$59.9	$96.3
Costs attributed to revenues	(13.3)	(23.0)	(41.7)	(64.0)
Net operating income	6.3	9.4	18.2	32.3
Other income	0.8	(0.2)	1.2	0.4
Interest expense	(6.4)	(7.3)	(19.2)	(21.5)
Cash taxes	―	(0.3)	(0.1)	(0.5)
ANOI	0.7	1.6	0.1	10.7
Depreciation and amortization	(8.1)	(8.9)	(20.4)	(27.9)
Unrealized losses on investment	―	―	(6.1)	―
Deferred taxes and other items	2.0	4.1	7.8	9.5
Net income	$(5.4)	$(3.2)	$(18.6)	$(7.7)

For the three-month period ended September 30, 2009, net operating income and ANOI for Brookfield Infrastructure's timber operations totaled $6.3 million and $0.7 million, respectively, compared to $9.4 million and $1.6 million, in the prior year.

While timber market conditions remain weak, prices appear to have bottomed-out in the second quarter and have begun a modest recovery. In the U.S., the inventory of new homes declined to 0.3 million units, which is consistent with long-term historical average levels and less than 50% of peak levels in late 2006 and 2007. These declines in inventory are contributing to a steady improvement in housing starts in the markets that Brookfield Infrastructure serves. Seasonally adjusted, annualized housing starts increased by 9% from the second quarter to 0.6 million. While an improvement, this level is approximately 68% of the average for the same period in 2008 and less than 42% of the five-year average. Log prices in the Japanese market were stable during the quarter and demand for whitewood in the Korean market remained strong, yielding pricing, net of transportation cost, for whitewood close to peak prices realized in the U.S. market in the summers of 2006 and 2007.

Due to strong pricing for whitewood products into the Korean market, Brookfield Infrastructure has increased harvest levels in its U.S. operation to well above the reduced harvest plan for the quarter. This is consistent with Brookfield Infrastructure's focus on optimizing the long-term value of the business, while continually adapting the harvest plan as necessary to pursue market opportunities that arise.

The following table summarizes the proportionate share of operating metrics for Brookfield Infrastructure timber operations:

	Three Months Ended September 30, 2009				Three Months Ended September 30, 2008
	Harvest	Sales		Revenue	Harvest	Sales		Revenue
UNAUDITED	(000’s m(3))	(000’s m(3))	Revenue/m(3)	($millions)	(000’s m(3))	(000’s m(3))	Revenue/m(3)	($millions)
Douglas-fir	112	118	$78.0	$9.2	164	190	$88.9	$16.9
Whitewood	87	83	60.2	5.0	125	117	58.1	6.8
Other species	67	70	64.3	4.5	61	57	108.8	6.2
	266	271	$69.0	$18.7	350	364	$82.1	$29.9
HBU and other sales				0.9				2.5
Total				$19.6				$32.4

	Nine Months Ended September 30, 2009				Nine Months Ended September 30, 2008
	Harvest	Sales		Revenue	Harvest	Sales		Revenue
UNAUDITED	(000’s m(3))	(000’s m(3))	Revenue/m(3)	($millions)	(000’s m(3))	(000’s m(3))	Revenue/m(3)	($millions)
Douglas-fir	386	419	$78.3	$32.8	566	599	$89.1	$53.4
Whitewood	171	187	61.0	11.4	267	273	62.6	17.1
Other species	175	197	73.1	14.4	252	242	94.6	22.9
	732	803	$73.0	$58.6	1,085	1,114	$83.8	$93.4
HBU and other sales				1.3				2.9
Total				$59.9				$96.3

In the Canadian timber operations, harvest and sales volumes decreased 43% and 44%, respectively, in the third quarter of 2009 versus 2008, in line with the harvest plan. To mitigate the impact of weak North American markets, Brookfield Infrastructure maintained a high percentage of appearance grade products in the sales mix exported to Asian markets. Export volumes increased to 60% of shipments in the third quarter of 2009, from 39% in the third quarter of 2008. As a result of the significant component of exports in the product mix, the decline in Brookfield Infrastructure's average realized Douglas-fir log price in the third quarter of 2009 was 18% compared to the third quarter of 2008, while average sales prices of representative products in the U.S. fell by approximately 22%. Average realized prices for whitewood logs in the third quarter of 2009 were supported by strong demand in the Korean market which led to a threefold increase in export volume of this product, compared to the third quarter of 2008. Increased prices on export volumes largely offset price declines in the domestic market, limiting the decrease in average realized whitewood prices to 3% in the third quarter of 2009 compared to the same period in 2008. In contrast, average prices for representative whitewood products in the U.S. fell by approximately 19% during this time. The absence of helicopter logging combined with the decline in the Canadian dollar versus the U.S. dollar decreased per unit operating costs by 12% versus the third quarter of 2008. However, operating margins decreased to 13% for the quarter versus 15% in the same quarter of 2008, due to the overall decline in revenues.

In the U.S. timber operations, harvest and sales volumes in the third quarter of 2009 decreased 3% and 5%, respectively, compared to the third quarter of 2008. Strong demand and pricing in Korea for whitewood products allowed Brookfield Infrastructure to harvest at levels well above the reduced harvest plan. Export volumes increased to 42% of total shipments in the third quarter of 2009 from 23% in the third quarter of 2008. The high percentage of exports somewhat mitigated the decline in log prices. Realized Douglas-fir prices in the third quarter of 2009 were 11% less than in the third quarter of 2008, while representative domestic prices declined by 22%. Similarly, realized prices for whitewood logs fell by 9% versus the third quarter of 2008 while representative domestic prices declined by 19%. Per unit operating costs decreased 28% in the third quarter of 2009 compared to 2008, due to harvesting lower cost tracts, renegotiated logging contracts in light of market conditions and decreased overhead expenses. This decrease in costs offset pricing declines leading to an overall increase in margins to 39% in the third quarter of 2009 from 29% in the same period in 2008.

Corporate and Other

The following table presents the components of Corporate and Other for the three months and nine months ended September 30, 2009 and 2008:

	Three months ended Sept. 30,		Nine months ended Sept. 30,
US$ millions, unaudited	2009	2008	2009	2008
General and administrative costs	$(1.0)	$(1.8)	$(3.6)	$(3.0)
Base management fee(7)	(1.8)	(1.8)	(4.8)	(5.6)
Financing costs(8), (9)	(0.7)	(2.0)	(4.1)	(2.0)
Corporate expenses	(3.5)	(5.6)	(12.5)	(10.6)
Contribution from PPP investments	0.8	―	1.2	―
Corporate and other	$(2.7)	$(5.6)	$(11.3)	$(10.6)

General and administrative costs were lower in the third quarter of 2009 compared to the prior year as a result of lower transactional costs. The base management fee was in-line compared to the prior year. Prospectively, any base fees and/or performance fees paid by Brookfield Infrastructure's operations to Brookfield will be netted against the base fees and/or incentive distributions payable to Brookfield under the Master Services Agreement and other arrangements in order to avoid double payment of fees. On a going-forward basis, it is estimated that general and administrative costs related to Brookfield Infrastructure will total approximately $7 million to $8 million per annum.

Financing costs in the current period reflect standby fees under the credit facility, as well as preferred share dividends, partially offset by income earned on our cash balance. Financing costs in the third quarter of 2008 represent preferred share dividends which were partially offset by interest income earned on cash balances.

Babcock & Brown Infrastructure Restructuring and Recapitalization

As previously announced, on October 8, 2009, Brookfield and Brookfield Infrastructure signed an agreement with Babcock & Brown Infrastructure (ASX: BBI) ("BBI") to sponsor a comprehensive restructuring and recapitalization. BBI has a diverse portfolio of transportation and utility assets located in Australia, the U.S., the UK, continental Europe, New Zealand and China.

Under the agreement with BBI, Brookfield and Brookfield Infrastructure jointly and severally committed to make an investment in BBI of approximately $1.1 billion which BBI will use to repay debt and address near term debt maturities. The proposed investment is comprised of the purchase of A$625 million to A$713 million (~$555 million to $635 million) of stapled securities for a 35% to 40% interest in BBI and a direct purchase(10) from BBI of a 49.9% economic interest in Dalrymple Bay Coal Terminal ("DBCT") in Queensland, Australia and 100% of PD Ports, a leading ports business in northeast England, for A$295 million (~$265 million). Concurrently, £100 million (~$160 million) of equity will be invested in PD Ports to repay debt.

Brookfield and Brookfield Infrastructure entered into an agreement under which Brookfield Infrastructure is being offered the right to act as the primary investment vehicle to acquire the BBI stapled securities and an approximate 60% interest in the direct assets. On October 30, 2009, the Partnership announced that it would raise approximately $572 million in a public offering of limited partnershp units ("LP Units") expected to close on or about November 6, 2009. The Partnership will issue 39,585,000 LP Units at a price of C$15.55 per unit (the "Offering").

Brookfield, which currently has an approximate 41% effective interest in the Partnership, on a fully exchanged basis, intends to purchase, in the aggregate, approximately $372 million of securities from Brookfield Infrastructure to maintain its pro rata interest. In addition, Brookfield has agreed to purchase 4,085,000 of the LP Units sold in the Offering, for gross proceeds of approximately $59 million, bringing its total participation to approximately $431 million and its interest in the Partnership to approximately 45%, subject to unitholder approval at a meeting to be held on November 16, 2009.

Closing of the BBI transaction is expected to occur on November 20, 2009, subject to BBI shareholder approval and regulatory and other third party approvals.

"This transaction provides a unique opportunity for Brookfield Infrastructure to invest in a portfolio of high quality infrastructure assets that will diversify our asset base and expand our geographic footprint," said Sam Pollock. "Following the transaction our ANOI is expected to increase by 320% and our market capitalization will more than double. We will be well positioned as a leading infrastructure company with scale in the utilites, transportation and timber sectors. Furthermore, we will have considerably greater access to the capital markets to further execute our infrastructure strategy."

Toronto Stock Exchange Listing

During the quarter, Brookfield Infrastructure's limited partnership units began trading on the Toronto Stock Exchange under the symbol BIP.UN. It is anticipated that listing on the TSX will enable the Partnership to enhance its investor base by appealing to a wider range of investors in the Canadian market.

International Financial Reporting Standards ("IFRS")

In 2007 the U.S. Securities and Exchange Commission ("SEC") adopted rules that permit foreign private issuers to prepare financial statements included in their filings with the SEC in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") without reconciliation to U.S. generally accepted accounting principles ("U.S. GAAP"). As a foreign private issuer, the Partnership is in the process of evaluating the merits of preparing its financial statements and the financial statements of Brookfield Infrastructure in accordance with IFRS. This evaluation is being made in light of Brookfield Infrastructure's anticipated investment in BBI, which uses IFRS as its primary basis of accounting.

IFRS are premised on a framework similar to U.S. GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While the Partnership believes that the adoption of IFRS will not have a material impact on its or Brookfield Infrastructure's reported cash flow, it is expected to have a material impact on its and Brookfield Infrastructure's financial position and results of operations. The Partnership is in the process of determining the impact of a transition to IFRS on its financial statements and the financial statements of Brookfield Infrastructure.

In conjunction with evaluating the merits of a transition to IFRS the Partnership is in the process of establishing a comprehensive conversion plan that addresses matters including changes in accounting policy, the restatement of comparative periods, organizational and internal control, the modification of existing systems, in addition to other related business matters. If the Partnership were to transition to IFRS, the first financial statements of the Partnership and Brookfield Infrastructure to be prepared in accordance with IFRS would be for the financial statements as at and for the quarter ended March 31, 2010, or a later period.

Distribution Declaration

The Board of Directors of the general partner of the Partnership has declared a quarterly distribution in the amount of US$0.265 per unit, payable on December 31, 2009 to unitholders of record as at the close of business on November 30, 2009.

Information on the Partnership's declared distributions can be found on the Partnership's website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders for the quarter ended September 30, 2009 contains further information on Brookfield Infrastructure's strategy, operations and financial results. Unitholders are encouraged to read this document, which is available at www.brookfieldinfrastructure.com.

Reconciliation of Non-GAAP Financial Measures

To measure performance, Brookfield Infrastructure focuses on net income as well as ANOI. ANOI is defined as net income excluding the impact of depreciation, depletion and amortization, deferred taxes and other items as shown in the reconciliation below. For its social infrastructure operations Brookfield Infrastructure also subtracts debt amortization from ANOI as these are finite life concessions and debt must be fully amortized during the concession term. ANOI is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by GAAP. ANOI is therefore unlikely to be comparable to similar measures presented by other issuers. ANOI has limitations as an analytical tool.

--  ANOI does not include depreciation and amortization expense; because Brookfield Infrastructure owns capital assets with finite lives, depreciation and amortization expense recognizes the fact that Brookfield Infrastructure must maintain or replace its asset base in order to preserve our revenue generating capability;

--  ANOI does not include deferred income taxes, which may become payable if Brookfield Infrastructure own its assets for a long period of time; and

--  ANOI does not include performance fees accrued for the Canadian timber operations, which will require payment in cash and which type of fee is expected to be accrued in the future

Because of these limitations, ANOI should not be considered as the sole measure of performance and should not be considered in isolation from, or as a substitute for, analysis of Brookfield Infrastructure's results as reported under GAAP. These limitations are addressed by relying on Brookfield Infrastructure's GAAP results and using ANOI only as a supplemental measure. However, ANOI is a key measure used to evaluate the performance of Brookfield Infrastructure's operations and forms the basis for the Partnership's distribution policy.

When viewed with GAAP results, Brookfield Infrastructure believes that ANOI provides a more complete understanding of factors and trends affecting its underlying operations. ANOI allows Brookfield Infrastructure to evaluate its businesses on the basis of cash return on net capital deployed by removing the effect of non-cash and other items. Depreciation and amortization are added back to remove the implication that assets decline in value over time since it is believed that the value of most or Brookfield Infrastructure's assets will typically increase over time provided all necessary maintenance expenditures are made.

Depletion is added back because Brookfield Infrastructure endeavors to manage its timberlands on a sustainable basis over the long term. Furthermore, changes in asset values typically do not decline on a predetermined schedule, as suggested by accounting depreciation or depletion, but instead will inevitably vary upwards and downwards based on a number of market and other conditions that cannot be determined in advance. Deferred income taxes are added back because it is believed this item reflects the present value of the actual cash tax obligations Brookfield Infrastructure will be required to pay, particularly if the operations are held for a long period of time. Finally, performance fees payable to Brookfield by Island Timberlands are added back. This performance fee was calculated based upon a percentage of the increased appraised value of the timber and HBU land assets held by Brookfield Infrastructure's Canadian timber operations over a threshold level. Brookfield Infrastructure believes it is appropriate to measure its performance, excluding the impact of this accrual, as it is expected that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, the benefit of which is not reflected in the period in which the related fee accrues. In addition, as a result of its fee netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by Brookfield Infrastructure. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in ANOI without adding back the performance fee.

The following table reconciles ANOI to the most directly comparable GAAP measure, which is net income. In doing so, net income is added back to the amounts recorded in respect of depreciation, depletion and amortization, deferred taxes and certain other items as well as the minority interest related to those items such that, similar to net income, ANOI reflects Brookfield Infrastructure's ownership interest. Brookfield Infrastructure encourages the review of the GAAP financial measures in the supplemental financial information contained herein, and discourages reliance on any single financial measure to evaluate Brookfield Infrastructure.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
US$ millions, unaudited	2009	2008	2009	2008
Net (loss) income	$(4.5)	$(1.4)	$55.5	$6.5
Add back or deduct the following:
Depreciation, depletion and amortization	13.3	13.3	34.2	39.8
Unrealized losses on derivative instruments	1.0	4.7	9.1	12.1
Unrealized loss on investment	—	—	6.1	—
Deferred taxes and other items	2.3	(3.5)	(8.0)	(10.0)
ANOI	$12.1	$13.1	$96.9	$48.4

The difference between net income and ANOI is primarily attributable to depreciation and depletion expense which reflects purchase accounting adjustments for Transelec and Longview associated with their respective acquisitions, deferred taxes due to the step up in tax basis associated with those acquisitions, as well as non-cash expenses in Transelec, primarily relating to non-cash inflation indexations on its Chilean peso denominated debt, as well as mark-to-market losses on derivative contracts. The unrealized loss on investment relates to Brookfield Infrastructure's 7% indirect investment in Longview. This investment is held through a private fund and is carried at fair value with changes to carrying value recorded in the statement of operations.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words "stabilized", "beginning", "appear", "should", "expected", "anticipated", "believes", "will", "tend", "seeks", and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the recovery of pricing in the log market, the impact of the BBI transaction on Brookfield Infrastructure, future general and administrative costs, anticipated closing date of the Offering and the use of proceeds therefrom, completion and anticipated closing date of the BBI transaction, the expected increase in Brookfield's ANOI and the Partnership's market capitalization as a result of the completion of the BBI transaction, expected benefits from the Partnership's TSX listing, the proposed adoption of IFRS by the Partnership and the expected impact on Brookfield Infrastructure's financial statements, the future prospects of the assets that Brookfield Infrastructure operates and Brookfield Infrastructure's plans for growth through acquisitions. Although the Partnership believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of the Partnership and Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the United States and elsewhere, which may impact the markets for timber, the market for electricity transmission in Chile and related regulatory developments, the fact that success of the Partnership is dependant on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by the Partnership with the securities regulators in Canada and the United States including under "Risk Factors" in the Partnership's most recent Annual Report on Form 20-F and the Partnership's final prospectus dated October 30, 2009 and other risks and factors that are described therein. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

(1) The Partnership's sole material asset is its 59% limited partnership interest in Brookfield Infrastructure, which the Partnership accounts for using the equity method. As a result, the Partnership believes the financial statements of Brookfield Infrastructure are more relevant because they reflect the financial position and results of underlying operations in greater detail than results for the Partnership. Brookfield Asset Management Inc. ("Brookfield") and its affiliates own the remaining 41% of Brookfield Infrastructure. Through a redemption exchange mechanism, Brookfield's interest can be converted into an equivalent interest in the Partnership. Financial statements for Brookfield Infrastructure and the Partnership are included in this news release.

(2) ANOI is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to ANOI is available under "Reconciliation of Non-GAAP Financial Measures" in this press release.

(3) Includes a $68.2 million ($1.80 per unit) after tax gains recognized on the sale of TBE.

(4) Certain prior period amounts have been reclassified to conform to the current period's presentation. In particular, pre-acquisition income of acquired entity in the first quarter of 2008 has been reclassified to ANOI, increasing first quarter 2008 ANOI by $3.7 million ($0.10 per unit). Net income is unchanged.

(5) Brookfield Infrastructure units are exchangeable into Partnership units on a one-for-one basis. Assuming conversion, the total number of units outstanding on a fully diluted weighted average basis for the third quarter of 2009 was approximately 37.9 million (Q3 - 2008 - 38.8 million) and year to date 2009 was 38.2 million (year to date 2008 - 38.8 million). Per unit net income for Brookfield Infrastructure is equivalent to per unit net income for the Partnership.

(6) Excludes non-cash components of interest expense which are included in the line item unrealized losses on derivative instruments.

(7) Pursuant to the Master Services Agreement with Brookfield on a gross basis.

(8) Financing costs include dividends paid on the preferred shares, interest expense and standby fees from the committed credit facility, less ancillary interest earned on cash balances.

(9) Excludes non-cash amortization of financing costs of $0.7 million and nil in the three months ended September 30, 2009 and 2008, respectively, and $2.0 million and nil for the nine months ended September 30, 2009 and 2008, respectively.

(10) The purchase of DBCT is by way of convertible notes that, together with other arrangements, give Brookfield a 49.9% economic interest.

Investors, analysts and other interested parties can access Brookfield Infrastructure Partners' 2009 third quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The third quarter 2009 results conference call can be accessed via webcast on November 3, 2009 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

Brookfield Infrastructure L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	As at September 30, 2009	As at December 31, 2008

Assets

Current assets
Cash and cash equivalents	$72.1	$9.2
Accounts receivable and other	15.8	53.6
Total current assets	87.9	62.8

Cost accounted investments	―	195.2
Equity accounted investments	734.4	716.8
Property, plant and equipment	198.2	174.0
Other assets	3.8	12.5
Deferred taxes	13.0	13.0
	$1,037.3	$1,174.3

Liabilities and Partnership Capital

Liabilities
Current liabilities
Accounts payable and other liabilities	$7.3	$6.9
	7.3	6.9

Corporate borrowings	—	139.5
Non-recourse borrowings	111.4	97.6
Deferred tax liabilities	7.3	10.4
Preferred shares	20.0	20.0
	146.0	274.4

Redeemable partnership units	263.1	169.3
Partnership Capital
Retained earnings	88.4	157.0
Accumulated other comprehensive income	7.4	33.6
Partnership units	532.4	540.0
	$1,037.3	$1,174.3

The balance sheet has been prepared based upon currently available information and assumptions deemed appropriate by management.

Brookfield Infrastructure L.P.
Statements of Operations

	For the three-month period ended September 30		For the nine-month period ended September 30
(unaudited, in millions of U.S. dollars)	2009	2008	2009	2008

Revenues	$8.0	$8.9	$22.1	$26.1
Cost of sale	(1.9)	(2.5)	(5.3)	(5.7)
Depreciation expense	(2.1)	(1.5)	(5.5)	(5.5)
Gross margin	4.0	4.9	11.3	14.9

Selling, general and administrative expenses	(2.8)	(3.6)	(8.4)	(8.6)
Dividend income	―	5.3	3.5	11.0
Gain on sale of investment	―	―	105.7	―
Other (expense) income	0.1	0.1	0.8	0.7
	1.3	6.7	112.9	18.0
Interest expense	(3.2)	(3.9)	(11.2)	(8.6)
Net (loss) income before below noted items	(1.9)	2.8	101.7	9.4
Income tax expense	(0.7)	(1.3)	(34.8)	(2.5)
Losses from equity accounted investments	(1.9)	(2.9)	(11.4)	(0.4)
Net (loss) income	$(4.5)	$(1.4)	$55.5	$6.5

The statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management.

Brookfield Infrastructure Partners L.P.
Balance Sheet

(unaudited, in millions of U.S. dollars)	As at September 30, 2009	As at December 31, 2008

Assets

Equity accounted investment(11)	$534.9	$546.5

Liabilities and Partnership Capital

Accumulated other comprehensive income	$(6.7)	$8.6
Partnership capital	541.6	537.9
Total Liabilities and Partnership Capital	$534.9	$546.5

Brookfield Infrastructure Partners L.P.
Statements of Operations

(unaudited, in millions of U.S. dollars)	For the three-month period ended September 30		For the nine-month period ended September 30
	2009	2008	2009	2008

Earnings from equity accounted investment(12)	$(2.7)	$(0.8)	$32.6	$4.0
Net income	$(2.7)	$(0.8)	$32.6	$4.0

(11) Brookfield Infrastructure Partners L.P.'s (the "Partnership") sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which it accounts for using the equity method. As a result, the Partnership's balance sheet reflects 59% of Brookfield Infrastructure's balance sheet.

(12) Brookfield Infrastructure Partners L.P.'s (the "Partnership") sole material asset is its 59% limited partnership interest in Brookfield Infrastructure L.P. ("Brookfield Infrastructure"), which it accounts for using the equity method. As a result, the Partnership's statements of operations reflect 59% of Brookfield Infrastructure's statements of operations.

For more information, please contact:
Investors:
Michael Botha
Senior Vice President, Finance
Brookfield Asset Management Inc.
Tel: 416-359-7871
Email: mbotha@brookfield.com

Media:
Denis Couture
Senior Vice President, Corporate & International Affairs
Brookfield Asset Management Inc.
Tel: 416-956-5189
Email: dcouture@brookfield.com